May 18, 2010

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re:	Maine & Maritimes Corporation

Preliminary Proxy Statement on Schedule 14A

Filed April 9, 2010

File Number 333-103749

Dear Mr. Owings,

Today I spoke with John Fieldsend, Staff Attorney, regarding an extension of time to respond to your letter addressed to Maine & Maritimes Corporation (the “Company”) dated May 5, 2010. The Company intends to file a response to your letter within 10 business days of your original deadline, which will be on or before June 2, 2010.

Please note that the Company previously filed a response to your letter on May 14, 2010. However, we wish to supplement that response with additional comments from plaintiffs in the class action lawsuits which have been filed against the Company.

Please do not hesitate to contact me at (207) 760-2422 if you have any questions.

Respectfully,

MAINE & MARITIMES CORPORATION

/s/  Patrick C. Cannon

Patrick C. Cannon

General Counsel